Filed by Columbus Circle Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp II

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII) (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a transcript of the webcast with Michael Blitzer, Chairman of IPAC, David Merrill, Founder and Executive Chairman of Elroy Air and Andrew Clare, Chief Executive Officer of Elroy Air, on June 26, 2026:

Chelsea Dietz: Thank you all for joining today's webcast to discuss the merger of Elroy Air and Inflection Point Acquisition Corp. VII. I am joined today by Mike Blitzer, CEO of Inflection Point; Dave Merrill, Founder and Executive Chairman of Elroy Air; and Elroy Air CEO, Andrew Clare.

Now, before we begin, I'd like to remind everyone that our remarks today, including the question-and-answer session, contain forward-looking statements. These include statements about the proposed transaction, the expected timing and benefits of the transaction, and the future financial and operating performance of the combined company. Forward-looking statements are based on our current expectations and assumptions as of today and are subject to risks and uncertainties that could cause actual results to differ materially. We undertake no obligation to update them except as required by law.

For a discussion of the risks that could affect our business and the proposed transaction, please refer to the materials filed and to be filed with the SEC, including the registration statement on Form S-4 and the related proxy statement/prospectus to be filed with the SEC. These materials will be available on the SEC's website at www.sec.gov. The announcement press release and investor presentation will also be available at www.elroyair.com.

Now with that, I'd like to turn the call over to Dave.

Dave Merrill: Thanks, Chelsea. A little bit about me: I'm an engineer, technology executive and startup founder with a background in aerial robotics and human-computer interaction. Back in 2014, the company that I spun out of my PhD work at MIT was acquired by 3D Robotics, which was an early US drone company developing systems for aerial video and photography and software to make aerial imagery useful for construction, engineering and mining.

So, I spent a couple of years building small drones, as part of the team that launched 3DR's Solo and then I shifted to work on technology scouting and capability prototyping. And it became abundantly clear to me that scaled autonomous flight and drone delivery in particular would be the next big logistics revolution.

Today, critical cargo moves slowly by truck and ship and depends on roads, runways, and ports that frequently don't exist where the cargo is needed. When it moves by air, it requires a crewed aircraft with people onboard, which adds cost and puts lives at risk. That model is expensive and inflexible, and in contested or disaster environments, it carries real danger.

Autonomous heavy-cargo drone delivery addresses each of those constraints. And I founded Elroy Air with a vision to pioneer the next era of autonomous aerial logistics with the mission to revolutionize express shipping.

And I recognized an unmet need for a US drone developer that could operate differently than the status quo in the aerospace industry, and the opportunity to redefine autonomous aerial cargo transport with a drone platform that delivers simple, modular, long-range aerial cargo transport.

The result of our work is Chaparral, an advanced, autonomous, hybrid-electric, heavy-cargo eVTOL drone, which is designed to move and deliver critical cargo for defense, commercial and rapid response markets.

A little bit about the platform. Chaparral carries upwards of 500 pounds of cargo and has a maximum range of 450 miles. Because it takes off and lands vertically, it operates without needing runways or airports. Its hybrid-electric powertrain delivers that range with rapid refueling and has no requirement for charging infrastructure. And this is an aircraft that flies autonomously, without a pilot onboard, and its modular pods can be reconfigured in minutes to carry different payloads across different missions.

Today, we take a giant step forward in realizing our vision, as we merge with Inflection Point Acquisition Corp. VII, enabling Elroy Air to become a publicly-traded company.

Through this transaction, we are accelerating production timeline for Chaparral, and will gain access to the public markets and significant additional capital. This gives us an unparalleled ability to scale quickly and meet our rising commercial and defense demand.

We are working closely with Mike Blitzer on this transaction, who is a deeply experienced investor in this space. And in Andrew Clare, we have a highly-capable CEO leading a proven team of technical experts and strong operators.

I will now turn it over to Mike to discuss the transaction in further detail.

Michael Blitzer: Thanks, Dave. We are very excited to be announcing this partnership with Elroy Air. Across seven transactions, Inflection Point has become the leading financial sponsor of companies defining national security and critical infrastructure. We specifically invest in and work closely with thesis-led, public-ready companies with an attractive return profile, including recent transactions Intuitive Machines, USA Rare Earth, Quantum Space, and Merlin Labs.

Elroy continues this focus. The company is at the intersection of two massive secular shifts: The modernization of defense technology and the automation of the global supply chain. The cargo logistics market is a large $420 billion global total addressable market across the defense, commercial, and rapid response segments. And the area where Elroy Air operates, middle-mile logistics, is critical and underserved with few credible autonomous cargo platform competitors.

Elroy has established a highly-defensible flywheel across both defense and commercial markets, through a combination of proprietary autonomous aviation technology and recurring software licensing fees as well as parts & accessories revenues.

All of these factors have resonated with investors, and we are pleased to be anchoring a PIPE totaling $165 million with leading institutional and strategic investors. This PIPE is expected to fully fund commercial scale production of the Chaparral with Kratos Defense & Security Solutions, the drone's exclusive US manufacturing partner.

Additionally, part of this PIPE will fund concurrently with this announcement in order to accelerate growth and capacity initiatives beginning now. This will allow Elroy to begin to capitalize on its $5 billion order pipeline of more than 1,000 vehicles from leading customers across the defense, national security, and logistics markets.

Lastly, Elroy has formed a world-class leadership team ready to disrupt and profitably scale within this market, and this starts with Elroy's Founder and Chairman, Dave Merrill; and CEO, Andrew Clare, two visionary leaders in the space.

With that, I will now turn it over to Andrew to discuss where Elroy is headed.

Andrew Clare: Thanks, Mike. And thank you to everyone who joined us today for this important milestone.

A little about myself, I received a PhD from MIT in Aeronautics and Astronautics, focused on drone technology development, and have worked in aerospace and mobility for over 20 years. Most recently, I served as Chief Technology Officer of Nuro, a leading autonomous driving technology company, and earlier led the Model X vehicle program at Tesla.

Dave described where this industry is heading. I want to focus on the traction that tells us that we are already on that path, and where it takes the company from here.

Our position is supported by our track record, Chaparral have been validated through rigorous US Army and US Marine Corps testing, as well as Japan's Ground Self-Defense Force, where Chaparral passed a battery of 22 test items assessing readiness for inter-island logistics. We have flown our full-scale aircraft for more than 2.5 years. And in 2025, we completed our first autonomous point A to B cargo delivery.

We are already seeing significant demand. We have a deep commercial pipeline of more than 1,000 units from customers and partners, including but not limited to FedEx, the Bristow Group, the Barq Group, and SLI, all incremental for more than $3.5 billion of identified defense opportunity. We see further opportunities to be unlocked across defense, commercial, and rapid response over the coming years.

Our company has a very strong technology moat, focused on our autonomy software and our patented hybrid-electric system. We're very proud of our 18 filed patents, but our technology moat is based on the mature, flight-proven system we've been developing and hardening for nearly 10 years.

But this is not just about our tech. It is also important to understand the economics of this platform at scale. We are not solely selling aircraft. Every Chaparral we deliver generates recurring revenue across its operating life, with multi-mission capable pods, maintenance royalties, and autonomy software subscription to ensure our partners get continuous capability upgrades. Over its lifetime, a single aircraft is expected to generate more recurring revenue than upfront sale revenue.

The U.S. has made drone dominance a national strategic priority, and that priority is only meaningful if American industry can actually deliver on it at scale. We intend to do just that.

Elroy Air was the only OEM with a purpose-built, heavy-payload drone selected by the White House and the Department of Transportation for the FAA's eVTOL Integration Pilot Program, known as the eIPP. This program was created to accelerate safe Advanced Air Mobility integration through real-world, revenue-generating operations. We're proud to have this opportunity to define the federal standard for uncrewed heavy-payload logistics.

Looking ahead, our priorities are straightforward. With this additional capital and our access to the public markets, we will accelerate our production timelines, deepen our customer engagements, and scale Chaparral aircraft with partners across the domestic and global markets.

Elroy Air will continue to lead this category and define this market.

Chelsea Dietz: Thank you, Andrew. Now let's transition. We have been talking to a lot of current and prospective investors these last few months. We thought it would be helpful for the investment community and others following our story for us to boil down the perspectives we've been hearing into a couple of key questions or themes.

First, we've been asked "why now?" Why is this the right time for Elroy Air to enter the public markets?

Andrew Clare: With the capital raised in this transaction, Elroy Air will be ideally positioned to meet the rising demand for Chaparral. We all know that autonomous flight is the next great logistics revolution, and Elroy Air intends to lead it. The US has made drone dominance a national strategic priority and logistics is a foundational Department of War priority, specifically identified as one of the six critical technology areas for modernization.

So, as we work to help set the standard for heavy-cargo drones in the National Airspace System through the eIPP, we're already seeing the FAA move quickly to enable autonomous cargo operations at scale. So, this transaction and why now? It ensures we can meet this moment by rapidly scaling production for US and allied forces and commercial markets alike.

We're incredibly excited as a partner with Inflection Point, a firm with a track record of successfully scaling high-impact technology companies in order to satisfy significant market demand.

Chelsea Dietz: Thanks, Andrew. What is your competitive advantage and how durable is the moat as competitors enter the space?

Andrew Clare: That's a great question. You know, when people ask me what sets Elroy Air apart, and frankly, if you remember only three things from this call, remember that Elroy Air is focused on cargo, is autonomous, and it is hybrid electric. And those are three contrarian bets that we made nearly six years ago that have proven out to be the right bet.

There are many other players in this space going after the passenger market. We are not -- we are focused exclusively on cargo because we believe that is the right way to scale this technology rapidly. There are also many other players in the space who are focused on piloted aircraft with pilots on board. We are autonomous. There is no pilot on board. There is no special infrastructure required for our aircraft. It enables one-to-many monitoring from the ground that will unlock transformative economics.

And while there are many others out there focused on battery electric aircraft, we chose to focus on hybrid electric nearly six years ago. In fact, we were the very first company to ever fly a turtle-chassis hybrid electric aircraft in 2023. That sets us apart.

Chelsea Dietz: What are the urgent need for an aircraft like Chaparral in the defense market?

Dave Merrill: I'll speak up on that one. Very soon after starting Elroy Air, I found myself in the Pentagon to meet with a Marine who had just come back from Afghanistan, and he was looking for drone solutions to address the problem of dangerous resupply missions. He had seen firsthand the risks of running resupply by ground and by air, and so the possibility of running these missions with an autonomous delivery drone was incredibly appealing.

Why put lives at risk delivering beams, batteries, and bullets for sustainment when an autonomous aircraft could do the job with nobody on board, no lives at risk? At Elroy Air, we were so early in the company trajectory that we hadn't built the Chaparral aircraft yet, so I showed him a sketch of what we were planning to develop and talked him through it, and he looked at it and said, yes, if I had that, I would take it back with me when I shipped back out to Afghanistan next month, and that system would save lives.

And I got to say, that conversation was a light bulb moment for me. It made me realize that we were really onto something that would support the national interest and that could keep our service members out of harm's way for routine resupply activities.

After that conversation in the Pentagon, discussions around the same timeframe with humanitarian aid organizations and commercial shippers like FedEx confirmed what I had heard in the Pentagon. An autonomous delivery drone that could carry a few hundred pounds and go a few hundred miles without relying on charging infrastructure or runways would be a game changer for critical logistics.

So early days, we got to work building just that.

Andrew Clare: Let me build on what Dave said there, because there is a really urgent need that we hear every day from our partners across the Department of War. And over the last 25 years, we've lost far too many of our brave soldiers and airmen in warfare. These soldiers were simply on logistics runs, whether they were driving a Humvee or flying in a helicopter, because logistics is the backbone of every military operation.

The value prop to the DOW is very simple. Keep our soldiers out of harm's way by delivering critical cargo where it needs to go autonomously. Now, beyond cargo, we're seeing an incredible demand for moving energy around to support military mission readiness. Our DOW customers are not going to install chargers in the battlefield. So our bet on hybrid electric is exactly what the military needs. Just fuel up and fly.

Now, we were recently invited to demonstrate this capability at a US Army base, where Chaparral conducted an autonomous flight, landed, and then provided 50 kilowatts of spare power to ground equipment to the military from our patented hybrid electric system. And the same power can supply a variety of multi-mission pods in a flight, serving missions ranging from counter-UAS to ISR, to serving as a drone mothership for suites of small drones.

Chelsea Dietz: Andrew, how do you intend to grow and scale the company? And can you do this fast enough to meet the evolving and increasingly pressing needs of this space?

Andrew Clare: Yeah, that's exactly what this transaction is about. The new capital that we're raising here allows us to accelerate our production timelines to meet rising demand from both commercial and defense markets. We already have a five-year strategic manufacturing agreement with Kratos Defense & Security Solutions for the US market. This means that we're building here in the US, we are creating jobs here in the US, and it means that we are not financing factories or building a production workforce from zero. We're plugging into an experienced, scaled aerospace manufacturer already producing thousands of uncrewed aircraft.

What going public gives us is the capital to fund that ramp on accelerated timeline for the market.

Chelsea Dietz: Thank you, Andrew, Dave, Mike. Now that concludes today's presentation. We hope it was informative and we thank you for joining us. We look forward to speaking with you again soon.

Set forth below is an interview of Andrew Clare, Chief Executive Officer of Elroy Air by Dani Burger on Bloomberg Open Interest on June 26, 2026:

Dani Burger

Elroy Air is set to go public in a SPAC deal valuing the startup at roughly $1 billion. The company aims to replace delivery trucks with cargo drones, and joining us now is CEO Andrew Clare. Andrew, congratulations. Exciting environment to go public in, if not a scary one. I first want to start on the technology itself. I might be mispronouncing this, your Chaparral drone? It’s been described as a self-flying pickup truck that doesn’t need a runway. My little human brain can’t really comprehend what that actually means. What exactly is the technology and what you’re producing?

Andrew Clare

Well, good morning, Dani. Thank you for having me on. It’s a really exciting day for Elroy Air. And just to give you a little of information about Chaparral, as we call it—

Dani Burger

There you go.

Andrew Clare

It’s a heavy payload cargo drone. It can carry over 500 pounds of cargo. It can fly up to 450 miles. And we are seeing today a surging demand for this product from both our defense and commercial partners.

Dani Burger

So, then I understand why you might want to go public. I’m assuming that this is a capital-intensive business. Why do it via SPAC?

Andrew Clare

When we were raising production capital here so that we could scale high-volume production of this revolutionary technology, we looked at a wide variety of options. And being able to tap the public markets through this very efficient process of the SPAC was the best option for us. And you spoke about this earlier in the week, Dani. You’re seeing a lot of movement in this space. For us, it was the most efficient way to do it.

Dani Burger

Thank you for watching Bloomberg Deals, we did have a big conversation about SPACs. And one of the things that was discussed, was that the SPACs happening now and especially the de-SPAC’s, as Elroy will now be part of, they are being much more carefully thought through than in 2021. I wonder what the thinking was when you are making the decision to go public? It’s on the top of many peoples' minds today after a New York Times report that OpenAI is thinking about pausing going public because they had advisors who said maybe you won’t be as well received with SpaceX, for example, now starting to have declines. Did you have any advisers, Andrew, who said the same thing to you? Maybe now is not the best time to go public considering all of the supply coming into the market with SpaceX and SK Hynix moving to the U.S., and eventually some of these other OpenAI and Anthropic IPOs?

Andrew Clare

Dani, actually, we were hearing the opposite. We were hearing an incredible reception from both investors and folks who are incredibly knowledgeable about this market, saying when you see the trends and the tailwinds that are happening in the defense space right now, when you see the trends that are happening in re-industrializing America, and when you see the trends that are happening in automating supply chains, everybody said this the perfect time for Elroy Air.

Dani Burger

So, you want to produce more than 1400 aircraft. What’s your timeline for getting something like that done, Andrew?

Andrew Clare

We’re incredibly proud to be in an exclusive U.S. partnership with Kratos, one of the top drone manufacturers in the United States. We are going to begin preproduction on a line that we are working with Kratos to build later this year and then scaling production in 2027.

Dani Burger

What do your bottlenecks look like? There are so many right now, especially as so much of the world in re-industrialization revolves around AI with datacenters, with the need for power, water, chips, memory, you name it. What does it look like at Elroy Air? What bottlenecks are you trying to work through?

Andrew Clare

Well right now, we are really focused on scaling up the supply chain to support production of this revolutionary technology. It’s going very well. Our suppliers are focused on making this happen. And again, we take advantage of both the relationship we have with Kratos, as well as all of the partners in our aviation supply chain who are ready to go for us.

Dani Burger

Alright. Andrew, so interesting. Congratulations, again. Thank you for joining us. That’s Elroy Air CEO Andrew Clare, as the company goes public via SPAC.

Set forth below is an article by Ryan Gould in Bloomberg published on June 25, 2026:

Bloomberg

Drone Startup Elroy Air Is Said to Near $800 Million SPAC Deal

By Ryan Gould

25 June 2026

Elroy Air Inc., a cargo drone startup aiming to replace delivery trucks, is in advanced talks to go public through a merger with a blank-check vehicle that will create a company with an enterprise value of about $1 billion.

The California-based company is nearing a deal to combine with Columbus Circle Capital Corp. II, a special-purpose acquisition company led and backed by the management team of Inflection Point Asset Management, according to people familiar with the matter. The transaction could be announced as soon as Friday.

The deal values Elroy Air at about $800 million on a pre-money basis and includes a private investment in public equity, a PIPE, of $165 million, the people said, who asked not to be identified because the information is private. Inflection Point, a veteran SPAC sponsor with experience across aerospace and defense as well as critical minerals and technologies, is anchoring the PIPE.

Representatives for the companies declined to comment.

The deal underscores investor demand for drone technology with the potential to disrupt transportation and logistics by eliminating all the pit stops between the warehouse and final destination. The idea is that there’s enormous money to be made from moving military equipment, humanitarian-aid related items and commercial products without having to unload from multiple trucks, airplanes and distribution centers. For military purposes, drones are appealing because they don’t endanger pilots.

Elroy Air was started in 2016 and raised $40 million five years later from investors including Lockheed Martin Corp.’s venture capital arm. Other backers include DiamondStream Partners and Marlinspike Partners.

The latest money coming in should fully fund the commercial production of its Chaparral drone, a sort of self-flying pickup truck that doesn’t need a runway. The hybrid-electric drone can carry a payload of up to 500 pounds more than 400 miles at around 130 miles per hour, according to its website. That’s equivalent to carrying about 200 Amazon packages from Boston to Washington D.C. in about three hours.

Elroy Air aims to produce more than 1,400 aircraft, and sees the potential for more than $5 billion in potential revenue catering to aviation companies like Bristow Group Inc. and logistics giant FedEx Corp. The company also has contracts with the US military.

Columbus Circle, which raised $230 million in an initial public offering in February, will be renamed Inflection Point Acquisition Corp. VII.

Set forth below is a post by Elroy Air on X on June 26, 2026:

Set forth below is a post by Elroy Air on LinkedIn on June 26, 2026:

Set forth below is a post by Andrew Clare, Chief Executive Officer of Elroy Air, on LinkedIn on June 26, 2026:

Set forth below is a post by David Merrill, Founder and Executive Chairman of Elroy Air, on LinkedIn on June 26, 2026:

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC intends to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” "future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Elroy Air following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the PIPE Investment and the Business Combination as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of Defense, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.